Exhibit 99.2

Contact Information:

Salix Investors:

Timothy J. Creech / Michael Freeman

919-862-1000

Salix Media Contacts:

Teneo Strategy

Stephen Cohen

347-489-6602

SALIX PROVIDES NOTICE OF ANTICIPATED MAKE-WHOLE FUNDAMENTAL CHANGE TO HOLDERS OF ITS 1.5% CONVERTIBLE SENIOR NOTES DUE 2019

Raleigh, NC — February 25, 2015 — Salix Pharmaceuticals, Ltd. (NASDAQ: SLXP) (the “Company” or “Salix”) today provided notice of an anticipated Make-Whole Fundamental Change to holders of its 1.5% Convertible Senior Notes due 2019 (the “Notes”). Reference is hereby made to that certain Indenture, dated as of March 16, 2012 (the “Indenture”), by and between the Company and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Merger Agreement and Tender Offer

The Company has entered into that certain Agreement and Plan of Merger, dated as of February 20, 2015 (the “Merger Agreement”), by and among the Company, Valeant Pharmaceuticals International (“Valeant”), Sun Merger Sub, Inc. (“Sun Merger Sub”) and Valeant Pharmaceuticals International, Inc. (“Valeant Inc.”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Valeant has agreed to cause Sun Merger Sub to commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Common Stock at a price per share of $158.00 (the “Offer Price”), payable net to the holder of Common Stock in cash, without interest, subject to any withholding of taxes required by applicable law. Following the acceptance for payment of shares of Common Stock pursuant to the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, Sun Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), whereby each issued and outstanding share of Common Stock (other than certain shares as set forth in the Merger Agreement) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law.

Notice of Anticipated Make-Whole Fundamental Change and Convertibility of Notes

In accordance with Section 15.03(b) of the Indenture, the Company hereby gives notice that the consummation of the Offer and the consummation of the Merger are each currently expected to occur during the period between April 1, 2015 and May 13, 2015 (the “Anticipated Closing Period”), subject to satisfaction of the closing conditions in the Merger Agreement, and that each such consummation would constitute a Make-Whole Fundamental Change under the Indenture.

On or before the 20th calendar day following the Effective Date of the Offer and/or the Merger, the Company will be required, pursuant to Section 16.04(b) of the Indenture, to send a Fundamental Change Company Notice to the Noteholders specifying, inter alia, the Fundamental Change Repurchase Date, which date shall be not less than 20 Business Days and not more than 35 Business Days following the date of such Fundamental Change Company Notice.

As the Notes are currently convertible, a Noteholder may surrender Notes for conversion in accordance with and subject to the terms and conditions set forth in the Indenture.

Note that although the Notes are convertible, Notes surrendered for conversion will not be eligible for the Make-Whole Conversion Rate Adjustment unless surrendered during the Make-Whole Fundamental Change Period as described below.

Increase to the Conversion Rate Applicable to the Notes

Pursuant to the terms of Section 15.03 of the Indenture, the Conversion Rate applicable to each Note that is surrendered for conversion, in accordance with Article 15 of the Indenture and during the Make-Whole Fundamental Change Period (as further described below), shall be increased to an amount equal to the Conversion Rate that would, but for Section 15.03 of the Indenture, otherwise apply to such Note pursuant to Article 15 of the Indenture, plus an amount equal to the Make-Whole Conversion Rate Adjustment.

As of the date hereof, the Conversion Rate under the Indenture is 15.1947 shares of Common Stock per $1,000 principal amount of Notes. As the holders of Common Stock will receive solely cash consideration in connection with the Offer and/or the Merger, the Stock Price, as used in the Indenture, will be the amount of cash paid per share of Common Stock in connection therewith.

The Make-Whole Conversion Rate Adjustment will be determined by reference to the table set forth in Section 15.03 of the Indenture and based upon the Stock Price and the Effective Date of the Offer and/or the Merger. Solely for illustrative purposes under Section 15.03 of the Indenture, based upon a hypothetical Effective Date of the Offer and the Merger of April 1, 2015 and the anticipated Stock Price of $158.00 per share of Common Stock, the Make-Whole Conversion Rate Adjustment is expected to be 0.2457 shares of Common Stock for each $1,000 principal amount of Notes surrendered for conversion in connection with the Offer and/or the Merger.

Please note: The calculation of the anticipated Make-Whole Conversion Rate Adjustment set forth above is contingent upon a hypothetical Effective Date of the Offer and/or the Merger of April 1, 2015, cash consideration paid per share of Common Stock in connection with the Offer and/or the Merger of $158.00 and surrender of Notes for conversion during the Make-Whole Fundamental Change Period. If neither the Offer nor the Merger is consummated, the holders of Notes surrendered for conversion will not be entitled to the Make-Whole Conversion Rate Adjustment. In addition, even if the Offer and/or the Merger are consummated, the Make-Whole Conversion Rate Adjustment (if any) may change if the Stock

Price and/or the Effective Date of the Offer and/or the Merger vary from the per share amount and the hypothetical Effective Date used for the calculation above. No later than five Business Days after the actual Effective Date of the Offer and/or the Merger, the Company shall mail to each Noteholder, the Trustee and the Conversion Agent written notice of, and shall issue a press release indicating, and publish on the Company’s website, such Effective Date and the amount by which the Conversion Rate has been so increased by the Make-Whole Conversion Rate Adjustment.

Time Period for Surrender of Notes with respect to the Make-Whole Conversion Rate Adjustment

In order to be entitled to the Make-Whole Conversion Rate Adjustment described above, the relevant Notes must be surrendered by the applicable Noteholder in accordance with Article 15 of the Indenture during the Make-Whole Fundamental Change Period.

As set forth in Section 15.03(a) of the Indenture, the Make-Whole Fundamental Change Period in respect of the Offer and/or the Merger will commence on, and include, the actual Effective Date of the Offer and/or the Merger and will continue through, and include, the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date corresponding to the Offer and/or the Merger.

Miscellaneous

Please refer to the Indenture for a more complete description of the potential increase to the Conversion Rate applicable in connection with the Offer and/or the Merger, the consideration due upon a conversion of the Notes and when such consideration must be delivered by the Company. In the event of any conflicting information in this Notice and in the Indenture, the information in the Indenture will control. Noteholders should not assume that the information in this Notice is accurate as of any date other than the date hereof. While the Company currently anticipates that the Offer and/or the Merger will be consummated during the Anticipated Closing Period, the Offer and the Merger are subject to certain closing conditions in the Merger Agreement and there can be no assurance that the required conditions will be satisfied during the Anticipated Closing Period, or at all, and consequently there can be no assurance that the Offer and/or the Merger will be consummated during the Anticipated Closing Period, or at all.

About Salix

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products and medical devices for the prevention and treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic products, complete any required development and regulatory submission of these products, and commercialize them through the Company’s 500-member specialty sales force. Salix trades on the NASDAQ Global Select Market under the ticker symbol “SLXP”.

Forward-Looking Statements

This press release may contain forward-looking statements, including, but not limited to, statements regarding the proposed acquisition by Valeant of Salix and expected timing and benefits of the transaction. Forward-looking statements may generally be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Valeant and Salix and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the acquisition will not close when expected or at all; the risk that Salix’s business will be adversely impacted during the pendency of the acquisition; the risk that the operations of the two companies will not be integrated successfully; and risks and uncertainties discussed in Salix’s most recent annual or quarterly report and detailed from time to time in Valeant’s and Salix’s other filings with the Securities and Exchange Commission (the “SEC”), which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Salix undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.

Additional Information

The tender offer described in this press release has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Salix. At the time the tender offer is commenced Sun Merger Sub and Valeant will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the SEC, and Salix will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Valeant and Salix intend to mail these documents to the stockholders of Salix. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of Salix are urged to read them carefully when they become available. Stockholders of Salix will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Valeant Inc. files with the SEC will be made available to all stockholders of Salix free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Salix with the SEC will be made available to all stockholders of Salix free of charge at www.salix.com.

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